Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Jurisdiction of Organization
Earthstone Operating, LLC	Texas
Earthstone Legacy Properties, LLC	Texas
Earthstone Energy Holdings, LLC	Delaware
EF Non-Op, LLC	Texas
Sabine River Energy, LLC	Texas
Lynden Energy Corp.	British Columbia, Canada
Lynden USA Inc.	Utah
Lynden USA Operating, LLC	Texas
Bold Energy III, LLC.	Texas
Bold Operating, LLC	Texas